

10032019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47344

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2009 (MM/DD/YY) AND ENDING September 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hewitt Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Half Day Road
(No. and Street)

Lincolnshire	Illinois	60069
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas S. Keith 847-295-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

155 N. Wacker Drive,	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

SEC Mail Processing Section

NOV 24 2010

Washington, DC
110

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Douglas S. Keith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hewitt Financial Services, LLC, as of September 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer
Title

Notary Public



OFFICIAL SEAL
J. KRATZ
Notary Public - State of Illinois
My Commission Expires May 22, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (bound under separate cover).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hewitt Financial Services LLC

Statement of Financial Condition

September 30, 2010

Contents

1010-1196424

Report of Independent Registered Public Accounting Firm

The Member
Hewitt Financial Services LLC

We have audited the accompanying statement of financial condition of Hewitt Financial Services LLC (the Company) as of September 30, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hewitt Financial Services LLC at September 30, 2010, in conformity with U.S. generally accepted accounting principles.



Chicago, Illinois
November 19, 2010

Hewitt Financial Services LLC

Statement of Financial Condition

September 30, 2010

Assets	
Cash	$ 2,196,050
Accounts receivable	1,031,529
Deposit with clearing broker	100,000
Other assets	40,399
Total assets	$ 3,367,978
Liabilities and member's equity	
Accounts payable and accrued expenses	$ 34,751
Due to Parent	20,497
	55,248
Member's equity	3,312,730
Total liabilities and member's equity	$ 3,367,978

See notes to statement of financial condition.

Hewitt Financial Services LLC

Notes to Statement of Financial Condition

September 30, 2010

1. Organization and Nature of Business

Hewitt Financial Services LLC (the Company) was organized on April 8, 1994, in the state of Illinois, and commenced operations on December 21, 1994. The Company is a wholly owned subsidiary of Hewitt Associates, LLC (the Parent), which is a wholly owned subsidiary of Hewitt Associates, Inc. (the Ultimate Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also an investment advisor registered with the SEC under the Investment Advisors Act of 1940.

The Company clears its security transactions on a fully disclosed basis through Pershing LLC (the clearing broker).

The largest portion of revenue earned by the Company includes administrative and shareholder services and 12b-1 fees from unaffiliated mutual fund families. Participants in institutional employee benefit plans administered by the Parent or its affiliates invest in these mutual fund families, and the Company earns fees for shareholder services provided. Fees earned from mutual fund families relating to employee benefit plan customers include asset-based fees and fund participant fees. The Company also earns fees for shareholder services provided to an affiliated mutual fund. All fees are earned based on contractual agreements.

Fees and commissions consist primarily of revenues earned from trading activity referred to the clearing broker. Fees are also earned in connection with referral arrangements between the Company and other broker-dealers related to the offering of college savings 529 plans and IRA rollovers. The Company also earns revenues from independent fee-only investment advisors through a referral arrangement where customers can participate in a personal financial consulting program. In addition, the Company provides investment consulting services related to employee benefit plans administered by the Parent or its affiliates. These investment consulting services include evaluating fund performance and recommending changes to investment programs.

2. Significant Accounting Policies

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days.

2. Significant Accounting Policies (continued)

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

3. Related Parties

The Company is the affiliated broker-dealer of Hewitt Series Trust and earns shareholder services fees from this affiliated mutual fund. The amount due from this fund for fees earned from this agreement was $199,829 and was included within accounts receivable as of September 30, 2010.

4. Concentration of Credit Risk

The Company has a concentration of credit risk in that all of its cash is held at one bank.

5. Income Taxes

The Company is organized as a limited liability company with a single member and, as such, is not separately subject to income taxes. The results of the Company are included in the income tax return of the Ultimate Parent.

6. Commitments and Contingencies

The Company applies the provisions of Financial Accounting Standards Board ASC Topic 460, *Guarantees* (ASC 460), which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses that it may sustain from customer accounts introduced by the Company. At September 30, 2010, the Company had approximately $25,000 extended to customers through its clearing broker and subject to such indemnification. The Company and the clearing broker monitor required margin levels daily and, pursuant to guidelines, request customers to deposit additional collateral or reduce securities positions when necessary. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

7. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1), which requires that the Company, at all times, maintain net capital (as defined) equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness, as defined. The ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. At September 30, 2010, the Company's ratio of aggregate indebtedness to net capital was 0.02 to 1.00. At September 30, 2010, the Company's net capital was $2,240,802, and its required net capital was $50,000. Rule 15c3-1 may effectively restrict advances or distributions to the Parent. Under the clearing arrangements with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At September 30, 2010, the Company was in compliance with all such requirements.

8. Subsequent Events

The Company has evaluated subsequent events through November 19, 2010, the issuance date of the financial statements. On October 1, 2010, Hewitt Associates, Inc., was merged with and into Alps Merger, LLC with Alps Merger LLC surviving. Upon completion of the merger, the name of the surviving entity was changed to Aon Hewitt, LLC. Aon Hewitt, LLC is a wholly owned subsidiary of Aon Corporation, a provider of risk management and human capital consulting services. Apart from these changes, neither Aon Corporation, Aon Hewitt, LLC or Hewitt Associates, LLC, the parent of Hewitt Financial Services LLC, currently intends to effect (1) any changes to the key personnel of the Company, including the supervisory personnel of the Company and/or the Company's written supervisory procedures, or (2) any material change to the business activities of the Company as authorized by the Company's current FINRA membership agreement as a result in the change in ownership.

Ernst & Young

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Member and Management of Hewitt Financial Services LLC

We have performed the procedures enumerated below, which were agreed to by the Member and Management of Hewitt Financial Services LLC (HFS), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, Inc., in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist you and the other specified parties in evaluating HFS' compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2010. HFS management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts derived from the FOCUS reports for the fiscal year ended September 30, 2010, as applicable, with the amounts reported in Form SIPC-7 for the fiscal year ended September 30, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation for the year ended September 30, 2010. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



November 19, 2010

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 9/30, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047344 FINRA SEP
HEWITT FINANCIAL SERVICES LLC
ATTN: DOUG KEITH
100 HALF DAY ROAD
MAIL STOP-40A-1S-2
LINCOLNSHIRE IL 60069

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 6,221

B. Less payment made with SIPC-6 filed (exclude interest) (2,569)
4/19/2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3,652

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,652

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,652

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hewitt Financial Services LLC
(Name of Corporation, Partnership or other organization)

Douglas L. Keith
(Authorized Signature)

CFO
(Title)

Dated the 19 day of November, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

SEC Mail Processing Section
NOV 24 2010
Washington, DC
110

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/1, 2009
and ending 9/30, 2010
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 13,305,336
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		7,843,340
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		2,968,039
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 5,678	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		5,678
Total deductions		10,817,057
2d. SIPC Net Operating Revenues		$ 2,488,279
2e. General Assessment @ .0025		$ 6,221

(to page 1, line 2.A.)

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STATEMENT OF FINANCIAL CONDITION

Hewitt Financial Services LLC
September 30, 2010
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP


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